FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 June 2010.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ SANJAY BAWEJA
	Name:	Sanjay Baweja
July 28, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14136

28 July 2010

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 June 2010.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 June 2010, which has been taken on record by the Board of Directors in their meeting, held on 28 July 2010.

Thanking you,

Yours faithfully, For Tata Communications Limited

/S/ RISHABH ADITYA
Rishabh Aditya Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED

JUNE 30, 2010

		(Rs. In Lakhs)
	Particulars	Stand alone			Consolidated
		For the quarter ended June 30,		For the year ended March 31,	For the quarter ended June 30,		For the year ended March 31,
		2010	2009	2010	2010	2009	2010
1	Revenues from Telecommunication and Other Services	84,401	84,289	321,804	288,450	256,167	1,102,556

2	Expenditure
	a. Network Costs	37,113	37,911	141,504	175,558	138,915	646,899
	b. Operating and Other Expenses	13,774	15,036	63,812	47,027	47,897	200,709
	c. Salaries and Related Costs	11,619	9,507	41,844	39,889	33,559	153,712
	d. Depreciation and Amortisation	14,332	12,339	57,473	38,286	32,468	151,080

	e. Total Expenditure (2a to 2d)	76,838	74,793	304,633	300,760	252,839	1,152,400

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	7,563	9,496	17,171	(12,310)	3,328	(49,844)
4	Other Income (net)	2,719	735	12,575	1,594	6,328	11,953

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	10,282	10,231	29,746	(10,716)	9,656	(37,891)

6	Interest (net)	4,346	5,251	20,641	13,328	10,595	52,056

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	5,936	4,980	9,105	(24,044)	(939)	(89,947)
8	Exceptional Items: Expense / (Income)
	a. Interest on Income Tax Refund	—	—	(21,828)	—	—	(21,828)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3)	5,936	4,980	30,933	(24,044)	(939)	(68,119)

10	Tax Expense	1,973	1,786	(17,385)	2,451	3,304	(14,239)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	3,963	3,194	48,318	(26,495)	(4,243)	(53,880)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit / (Loss) before Minority Interest and Associate Loss (11 - 12)	3,963	3,194	48,318	(26,495)	(4,243)	(53,880)

14	Minority Interest	—	—	—	2,504	1,977	8,860

		(Rs. In Lakhs)
	Particulars	Stand alone			Consolidated
		For the quarter ended June 30,		For the year ended March 31,	For the quarter ended June 30,		For the year ended March 31,
		2010	2009	2010	2010	2009	2010
15	Share in Loss of Associates	—	—	—	(4,148)	(3,247)	(14,754)

16	Net Profit / (Loss) (13+14+15)	3,963	3,194	48,318	(28,139)	(5,513)	(59,774)

17	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500	28,500
18	Reserves excluding Revaluation Reserve	—	—	678,854	—	—	—

19	Earnings Per Share (EPS)
	Basic and diluted earnings per share before and after Extraordinary Items (Rs.)	1.39	1.12	16.95	(9.87)	(1.93)	(20.97)

20	Aggregate of public shareholding
	a. Number of shares	47,755,749	44,981,327	46,653,301
	b. Percentage of shareholding	16.76	15.78	16.37
21	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares	26,700,000	30,000,000	34,000,000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	12.30	13.82	15.67
	- Percentage of Shares (as a % of the total share capital of the Company)	9.37	10.53	11.93
	b. Non-encumbered
	- Number of Shares	190,328,873	187,028,873	183,028,873
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	87.70	86.18	84.33
	- Percentage of Shares (as a % of the total share capital of the Company)	66.78	65.62	64.22
22	Debt Service Coverage Ratio (DSCR)
	DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Interest on Long-Term Loans) / (Interest on long Term Loans + Repayment of Long-Term Loans during the year)*	0.25	2.01	1.35
23	Interest Service Coverage Ratio (ISCR)
	ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Interest on Long-Term Loans)/ Interest on Long-Term Loans*	2.07	2.01	1.41

*	For the purpose of the computation, Loans having original maturity of more than 360 days are considered as Long-Term Loans.

B. Segment Information:

Business Segments:

(Rs. in lakhs)

Particulars	Stand alone			Consolidated
	For the quarter ended June 30,		For the year ended March 31,	For the quarter ended June 30,		For the year ended March 31,
	2010	2009	2010	2010	2009	2010
Revenues from Telecommunication and Other Services
Global Voice Solutions	25,103	34,114	124,780	159,484	135,204	613,194
Global Data and Managed Services	59,298	50,175	197,024	111,099	105,459	420,541
Others	—	—	—	17,867	15,504	68,821

Total	84,401	84,289	321,804	288,450	256,167	1,102,556

Segment result
Global Voice Solutions	(1,091)	6,139	25,465	22,528	31,408	113,639
Global Data and Managed Services	46,906	38,285	147,890	81,150	76,738	300,543
Others	—	—	—	9,214	9,107	41,475

Total	45,815	44,424	173,355	112,892	117,253	455,657

Less :
(i) Interest Cost (net)	4,346	5,251	20,641	13,328	10,595	52,056
(ii) Other Unallocable Expenses (net)	35,533	34,193	143,609	123,608	107,597	493,548

Profit / (Loss) before Taxes and Exceptional Items	5,936	4,980	9,105	(24,044)	(939)	(89,947)

Exceptional Expenses / (Income) (net)	—	—	(21,828)	—	—	(21,828)

Profit / (Loss) before Taxes	5,936	4,980	30,933	(24,044)	(939)	(68,119)

Tax Expense	1,973	1,786	(17,385)	2,451	3,304	(14,239)

Net Profit / (Loss) before Minority Interest and Associate Loss	3,963	3,194	48,318	(26,495)	(4,243)	(53,880)

Minority Interest	—	—	—	2,504	1,977	8,860
Share in Loss of Associates	—	—	—	(4,148)	(3,247)	(14,754)

Net Profit / (Loss) for the period	3,963	3,194	48,318	(28,139)	(5,513)	(59,774)

Notes to Segments:

Effective April 01, 2010, the Company’s reportable business segments have been re-aligned into Global Voice Solutions, Global Data and Managed Services (GDMS) and Others to reflect change in the Company’s Business and Organization Structure. Accordingly, all network and managed services in the Company and its subsidiaries have been aligned to GDMS and Joint Ventures and Retail Business have been aligned to Others.

Revenues and expenses, which are directly identifiable to the segments, have been attributed to the relevant segments. The allocable enterprise expenses have been allocated on reasonable basis to the relevant segments. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results of the Company for the quarter ended June 30, 2010 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on July 28, 2010.

2.	Other Income includes exchange gain (net) of Rs.1,023 lakhs (previous period loss (net) of Rs.1,005 lakhs) for the quarter ended June 30, 2010 and exchange loss (net) of Rs. 1,228 lakhs for the year ended March 31, 2010 on stand alone results and exchange loss (net) of Rs. 2,240 lakhs (previous period gain (net) of Rs. 4,655 lakhs) for the quarter ended June 30, 2010 and exchange loss (net) of Rs. 1,653 lakhs for the year ended March 31, 2010 on consolidated results.

3.	Standalone Profit from Ordinary Activities before tax for the quarter ended June 30, 2010 includes Rs. 2,560 lakhs (previous period Rs. Nil) of revenues from telecommunication and other services pertaining to previous periods. This has no impact on consolidated results.

4.	Effective April 01, 2010, the Company has changed its accounting policy for Financial Instruments for limited purpose of Hedge accounting. The effective portion of Mark-to-market loss on interest rate swaps for quarter ended June 30, 2010 Rs. Nil for standalone and Rs. 1,748 lakhs for consolidated results is recognized in Hedge Fluctuation Reserve.

5.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

6.	Investor Complaint status:

Outstanding as on April 01, 2010	Total received during the quarter ended June 30, 2010	Total resolved during the quarter ended June 30, 2010	Outstanding as on June 30, 2010
Nil	Nil	Nil	Nil

For TATA COMMUNICATIONS LIMITED

N. SRINATH

MANAGING DIRECTOR &

CHIEF EXECUTIVE OFFICER

Place      : Mumbai.

Date       : July 28, 2010